SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 5
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

 ITEM 1.  SECURITY AND SUBJECT COMPANY.

      The information set forth in Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      All references to the term "Shares" shall include the associated preferred share purchase rights (the "Rights") issuable to holders of Shares under the Rights Agreement, dated as of April 16, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Valid tenders of Shares in the Offer shall include the tender of any associated Rights issued or issuable in connection therewith.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

                On April 16, 1999, the Company (i) answered the complaint filed by Parent and Purchaser with respect to the litigation initiated by Parent and Purchaser in the United States District Court for the District of Connecticut on April 7, 1999 (the "Connecticut Litigation"), and (ii) filed a counterclaim (collectively with the answer described in the previous clause (i), the "Counterclaim") against Parent and Purchaser seeking declaratory and injunctive relief. The Counterclaim alleges, among other things, that Parent violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by allegedly misstating, concealing and failing to adequately disclose certain material terms of the Offer relating to the financing thereof. In the Counterclaim, the Company claimed that Parent and its representatives have stated that the Offer is "fully financed" and provides "certainty" while allegedly failing to state that the Offer is subject to what the Company claims is a financing condition. The Counterclaim further alleges that Parent's alleged effort to conceal the "financing condition" and "financing uncertainty" deprives the Company's stockholders of the protections of
 Section 14(e) of the Exchange Act and seeks, among other things, to enjoin the Offer and compel Parent to make corrective disclosures.

           Parent has received a commitment letter (the "Commitment Letter") from Goldman Sachs Credit Partners L.P., a copy of which has been filed as Exhibit (b)(i) to this Schedule 14D-1, and as such, Parent considers the Offer to be "fully financed". As disclosed in the Offer to Purchase, the Offer is subject to Parent receiving the funds contemplated by the Commitment Letter; however, the Offer is not subject to Parent seeking any other commitment for, or sources of, any financing necessary to consummate the Offer and the Proposed Merger. While the Company alleges that Parent failed to prominently state that the Offer is subject to a financing condition, the "Introduction" to the Offer to Purchase states that the Offer is conditioned on "receipt of the financing pursuant to the Commitment Letter" and the customary conditions to the Commitment Letter are summarized in "Section 10--Source and Amount of Funds" of the Offer to Purchase. As a result of the foregoing, Parent believes the Counterclaim is without merit and intends to vigorously defend itself against this action.

      The foregoing is qualified in its entirety by reference to the text of the Counterclaim, a copy of which is filed as Exhibit (g)(3) hereto and is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 16, 1999, Parent issued a press release in response to the Company's rejection of the Offer, a copy of which press release is filed as Exhibit (a)(12) hereto and is incorporated by reference herein.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(12)   Press Release of Parent dated April 16, 1999.
      (g)(3) Answer, Counterclaim and Jury Demand, dated April 16, 1999, filed by the Company in the United States District Court for the District of Connecticut.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation


                                By: /s/ John N. Milne
                                    ------------------------
                                    Name:  John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    ---------------------------
                                    Name:  Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                           Officer


 Date: April 19, 1999



                             INDEX TO EXHIBITS

 Exhibit
 Number                         Exhibit
 -------                        -------

 (a)(12)   Press Release of Parent dated April 16, 1999.
 (g)(3) Answer, Counterclaim and Jury Demand, dated April 16, 1999, filed by the Company in the United States District Court for the District of Connecticut.